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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


Mr. James M. Daly
Mr. Jonathon Gottsegen                                 Nov. 17, 1997

     Re:    Aristo International Corporation
            Registration Statement No. 333-14259
            Filed October 16, 1996.

Gentlemen,

     We hereby request the withdrawal of our Registration Statement referenced above.

                                    Yours sincerely,

                                    ------------------------------------
                                    By: Stuart Aarons
                                        Acting Vice President-Finance

                                    PlayNet Technologies, Inc.
                                    Formerly Aristo International Corporation.